

May 5, 2020

W. Wilson Troutman
Principal Financial and Accounting Officer
Eton Pharmaceuticals, Inc.
21925 W. Field Parkway, Suite 235
Deer Park, IL 60010-7208

> **Re: Eton Pharmaceuticals, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed March 5, 2020**
>   **File No. 001-38738**

Dear Mr. Troutman:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2019

Item 1. Business
Licensing Arrangements, page 6

1. You state that Aucta will receive a low double-digit royalty on net sales and Bausch is required to pay you a royalty in the low-double digit percentage range on net sales. Please revise to disclose the royalty rate or a range that does not exceed a 10 point range.

Exhibits 31.1 and 31.2, page 87

2. We note that your Form 10-K contains management's internal control report on page 83 as required by Item 308 of Regulation S-K. Your Section 302 certifications should include the introductory language in paragraph 4 referring to your internal control over financial reporting as well as paragraph 4(b), which refers to the design of your internal reporting. Please note that you are no longer in the transition period that allows for this omission. Please file an amendment to your Form 10-K that includes updated Section 302

certifications that comply with Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Please note that this comment also applies to Form 10-Qs filed in 2019.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551- 3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences